FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, P O Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Transaction in Own Shares announcement made on 4 August 2006
	2.	Transaction in Own Shares announcement made on 7 August 2006
	3.	Director/PDMR Shareholding announcement made on 7 August 2006
	4.	Supplementary Prospectus announcement made on 8 August 2006
	5.	Transaction in Own Shares announcement made on 8 August 2006
	6.	Director/PDMR Shareholding announcement made on 8 August 2006
	7.	Director/PDMR Shareholding announcement made on 8 August 2006
	8.	Transaction in Own Shares announcement made on 10 August 2006
	9.	Transaction in Own Shares announcement made on 11 August 2006
	10.	Transaction in Own Shares announcement made on 14 August 2006
	11.	Transaction in Own Shares announcement made on 15 August 2006
	12.	Transaction in Own Shares announcement made on 16 August 2006
	13.	Transaction in Own Shares announcement made on 17 August 2006
	14.	Transaction in Own Shares announcement made on 18 August 2006
	15.	Transaction in Own Shares announcement made on 21 August 2006
	16.	Transaction in Own Shares announcement made on 22 August 2006
	17.	Transaction in Own Shares announcement made on 23 August 2006
	18.	Mortgage Securitisation announcement made on 24 August 2006
	19.	Transaction in Own Shares announcement made on 24 August 2006
	20.	Dividend Declaration announcement made on 25 August 2006
	21.	Transaction in Own Shares announcement made on 25 August 2006
	22.	Transaction in Own Shares announcement made on 29 August 2006
	23.	Transaction in Own Shares announcement made on 30 August 2006

Enclosure No. 1

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 4 August 2006 it purchased for cancellation 250,000 of its ordinary shares at an average price of 1736.6873p per ordinary share.

Enclosure No. 2

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 7 August 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1729.9148p per ordinary share.

Enclosure No. 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Annette Elizabeth Court

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Annette Elizabeth Court

8 State the nature of the transaction

Exercise of The Royal Bank of Scotland Group plc, Options 2000 Scheme - 2000 Grant

9. Number of shares, debentures or financial instruments relating to shares acquired

150

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£12.40

14. Date and place of transaction

4 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

6,377

16. Date issuer informed of transaction

7 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 August 2006

----------------------------------------------------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Lawrence Kingsbaker Fish

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lawrence Kingsbaker Fish

8 State the nature of the transaction

Exercise and Sale of The Royal Bank of Scotland Group plc, Options 2000 Scheme - 2000 Grant

9. Number of shares, debentures or financial instruments relating to shares acquired

150

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

150

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

Type of Transaction	No. of Shares	Price per share
Exercise of The Royal Bank of Scotland Group plc, Options 2000 Scheme - 2000 Grant	150	£12.40
Sale of The Royal Bank of Scotland Group plc ordinary shares of 0.25p each	150	£17.20

14. Date and place of transaction

4 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,120

16. Date issuer informed of transaction

7 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 August 2006

----------------------------------------------------------------------------------------------------------------------------

Enclosure No. 4

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc / The Royal Bank of Scotland plc £40,000,000,000 Euro Medium Term Note Programme

To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4079h_-2006-8-8.pdf

The following financial information is incorporated by reference into the Supplementary Prospectus:

Interim results (comprising the condensed consolidated income statement, the condensed consolidated balance sheet, the condensed consolidated statement of recognised income and expense, the condensed consolidated cash flow statement and related notes 1 to 15 and review report of Deloitte & Touche LLP dated 3 August 2006 thereon) of The Royal Bank of Scotland Group plc as at, and for the half year ended, 30 June 2006.

To view the full Interim Results, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4079h_2-2006-8-8.pdf

Each of the documents above are also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management

The Royal Bank of Scotland Group plc

5th Floor

280 Bishopsgate

London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 5

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 8 August 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1730.3085p per ordinary share.

Enclosure No. 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

John Napier Allan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Napier Allan

8 State the nature of the transaction

Exercise and sale of The Royal Bank of Scotland Group plc, Options 2000 Scheme - 2000 Grant

9. Number of shares, debentures or financial instruments relating to shares acquired

150

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

150

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

Type of Transaction	No. of Shares	Price per share
Exercise of The Royal Bank of Scotland Group plc, Options 2000 Scheme - 2000 Grant	150	£12.40
Sale of The Royal Bank of Scotland Group plc ordinary shares of 0.25p each	150	£17.39

14. Date and place of transaction

8 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

204171

16. Date issuer informed of transaction

8 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

Enclosure No. 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.28

14. Date and place of transaction

7 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,818

16. Date issuer informed of transaction

7 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.28

14. Date and place of transaction

7 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

204,762

16. Date issuer informed of transaction

7 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.28

14. Date and place of transaction

7 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

165,265

16. Date issuer informed of transaction

7 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

William Dickson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.28

14. Date and place of transaction

7 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

13,643

16. Date issuer informed of transaction

7 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.28

14. Date and place of transaction

7 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,158

16. Date issuer informed of transaction

7 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.28

14. Date and place of transaction

7 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,003

16. Date issuer informed of transaction

7 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

----------------------------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

7

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.28

14. Date and place of transaction

7 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8,925

16. Date issuer informed of transaction

7 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

-------------------------------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Clare Louise Sullivan - Spouse

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 4

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Clare Louise Sullivan

8 State the nature of the transaction

Reinvestment in RBS Group ordinary shares in respect of the final cash dividend for the year ended 31 December 2005

9. Number of shares, debentures or financial instruments relating to shares acquired

34

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£17.7758

14. Date and place of transaction

16 June 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

8925

16. Date issuer informed of transaction

8 August 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

8 August 2006

Enclosure No. 8

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 10 August 2006 it purchased for cancellation 200,000 of its ordinary shares at an average price of 1738.9484p per ordinary share.

Enclosure No. 9

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 11 August 2006 it purchased for cancellation 550,000 of its ordinary shares at an average price of 1735.864p per ordinary share.

Enclosure No. 10

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 14 August 2006 it purchased for cancellation 400,000 of its ordinary shares at an average price of 1753.0877p per ordinary share.

Enclosure No. 11

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 15 August 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1764.6098p per ordinary share.

Enclosure No. 12

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 16 August 2006 it purchased for cancellation 600,000 of its ordinary shares at an average price of 1755.7085p per ordinary share.

Enclosure No. 13

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 17 August 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1764.3202p per ordinary share.

Enclosure No. 14

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 18 August 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1764.4096p per ordinary share.

Enclosure No. 15

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 21 August 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1762.7911p per ordinary share.

Enclosure No. 16

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 22 August 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1773.3632p per ordinary share.

Enclosure No. 17

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 23 August 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1772.7535p per ordinary share.

Enclosure No. 18

Royal Bank of Scotland Group plc - Residential Mortgage Securitisation

THE ROYAL BANK OF SCOTLAND GROUP PLANS SECURITISATION

24 August 2006

The Royal Bank of Scotland Group (RBSG) is pleased to announce that National Westminster Home Loans Ltd plans to securitise part of its UK residential mortgage loan portfolio under the Group's Arran Residential Mortgage Funding programme. At December 2005 RBSG had an estimated 6% share of the UK mortgage market with key brands being RBS, NatWest, The One Account and First Active (UK). This transaction will securitise NatWest branded mortgages, and follows on from the successful securitisation of a portfolio of £4.75bn of RBS branded mortgages in June 2006.

Marketing will take place over the next two to three weeks for a circa £5.0bn issue to be placed in US Dollars, Euros and Sterling. The US$ tranche will target US qualified institutional buyers under Rule 144A of the US Securities Act. The Preliminary Prospectus for the issue will be available shortly.

This announcement should not be construed as an offer or solicitation to buy or sell the Securities or any other securities, or any interest in any securities, and nothing herein should be construed as a recommendation or advice to invest in any securities. The investments and investment services referred to herein are available only to persons to whom this material may be lawfully delivered in accordance with applicable securities laws. This includes any sale of Securities in any State of the United States in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the Securities Laws of any such State. This material is not available to private customers within the meaning of the rules of the Financial Services Authority.

For further information, please contact:

The Royal Bank of Scotland Group plc

Richard O'Connor	Ron Huggett
Head of Investor Relations	Director, Capital Management
280 Bishopsgate	280 Bishopsgate
London	London
EC2M 4RB	EC2M 4RB
Tel: +44 (0)20 7672 1758	Tel: +44 (0)20 7085 4925

Enclosure No. 19

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 24 August 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1761.6261p per ordinary share.

Enclosure No. 20

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES E, SERIES F, SERIES G, SERIES H, SERIES K, SERIES L, SERIES M, SERIES N, SERIES P AND SERIES Q NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 30 September 2006

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 30 September 2006. The dividends will be paid on 29 September 2006 at the undernoted rates to holders on the register at the close of business on 14 September 2006. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 14 September 2006.

Series	Dividend payable per share
Series E
US$0.50625
Series F	US$0.478125
Series G	US$0.4625
Series H	US$0.453125
Series K	US$0.4921875
Series L	US$0.359375
Series M	US$0.40
Series N	US$0.396875
Series P	US$0.390625
Series Q	US$0.421875

25 August 2006

End

 THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS TO 30 September 2006

The Directors have declared the specified dividend on the undernoted series of non-cumulative convertible dollar preference shares, all of which are represented by American Depositary Shares, for the six months to 30 September 2006. The dividends will be paid on 29 September 2006 at the undernoted rate to holders on the register at the close of business on 14 September 2006. As at the date of this announcement all of the undernoted non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 14 September 2006.

Series	Dividend payable per share
Series 1	US$45.59

25 August 2006

End

END

Enclosure No. 21

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 25 August 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1763.2803p per ordinary share.

Enclosure No. 22

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 29 August 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1778.1022p per ordinary share.

Enclosure No. 23

THE ROYAL BANK OF SCOTLAND GROUP plc

PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 30 August 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of 1794.6607p per ordinary share.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 August 2006

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat